Unusual Machines, Inc.

151 Calle De San Francisco

Ste. 200 PMB 2106

San Juan, Puerto Rico 00901-1607

August 7, 2023

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Attention:	Kevin Woody, Accounting Branch Chief

Andi Carpenter, Staff Accountant

Re:	Unusual Machines, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 14, 2023

File No. 333-270519

Ladies and Gentlemen:

This letter is submitted by Unusual Machines, Inc. (“Unusual” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 28, 2023 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement on Form S-1, which is being submitted simultaneously with this response letter.

As the Staff will note, there are some key changes to the Prospectus, including an increase in the size of the proposed public offering from $5 million to $7.5 million, finalization of an amendment to the Purchase Agreement with Red Cat Holdings, Inc. which the prior amendment envisioned occurring, inclusion of new financial statements including audits of each target, and amendment of the Company’s charter which was needed to effectuate the reverse stock split. Other changes to the Company’s business and certain other disclosure has been updated as necessary.

Amendment No. 3 to Registration Statement on Form S-1 filed June 14, 2023

Summary of the Offering, page 6

1.	We note from page F-12, the total outstanding common stock as of March 31, 2023, was 3,467,255 shares. In note (1), you assume 3,217,255 of common stock is currently outstanding. Please revise to reflect the correct shares or disclose to reconcile the difference between 3,467,250 shares and 3,217,255 shares. This comment applies to the capitalization table on page 36 and disclosure on page 40.

Response:

The Company notes that the pro forma total outstanding common stock is 3,217,255 which reflects the approved 1-for-2 reverse split. In addition, the Company has updated their interim financial statements as of June 30, 2023 and for the six months ending June 30, 2023 which reflects 3,217,255 common shares.

2.	Also in this regard, please revise the number of shares to reflect the 1-for-2 reverse split in note (2).

Response:

The Company notes that note (2) has been updated and reflects the formal implementation of the 1-for-2 reverse split as requested by the Staff.

Division of Corporation Finance

United States Securities and Exchange Commission

August 7, 2023

Index to Financial Statements, page F-1

3.	Please update the audited financial statements of Fat Shark Holdings, Ltd and Rotor Riot, LLC, in accordance with Rule 8-08 of Regulation S-X.

Response:

The Company has updated the audited financial statements of Fat Shark Holdings, Ltd and Rotor Riot, LLC, in accordance with Rule 8-08 of Regulation S-X and the related disclosure in the prospectus.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

4.	We note from page F-38 that on April 13, 2023, Red Cat entered into an Amended and Restated Amendment to the SPA (the “Amended and Restated Amendment”). The Amended and Restated Amendment contains provisions identical to those in the Amendment signed March 31, 2023, with the additional provision that the required minimum amount of Unusual Machine’s initial public offering has been reduced from $15 million to $10 million. Please explain to us and disclose why you believe that your current offering of $5 million is appropriate for the proposed business combination with Fat Shark and Rotor Riot.

Response:

As reflected on page 1 of this response letter, the managing underwriter agreed to increase the gross proceeds of the proposed offering to $7.5 million. Previous to the managing underwriter agreeing to increase the offering, on July 10, 2023, the Company entered into the second amendment to the Purchase Agreement (the “Second Amendment), that among other things, amended Section 8.01 of the Purchase Agreement to reflect a minimum offering of $5.0 million instead of $10.0 million. The Second Amendment was filed as an Exhibit to the Registration Statement and was also filed by Red Cat on a Form 8-K on July 14, 2023. The increase in the proposed offering does not need any further agreement from Red Cat.

Unusual Machines, Inc.

Note 5 Common Stock, page F-25

5.	Please revise the number of shares in Note 5 to reflect the 1-for-2 reverse stock split. This comment also applies to Note 5 on page F-15.

Response:

The Company notes that the number of shares in Note 5 on page F-16 and in Note 5 on page F-25 each reflect the 1-for-2 reverse split.

Exhibit 23.1, page II-3

6.	Please have your auditor revise the consent to reflect the date of the audit report relating to the financial statements of Unusual Machines, Inc. to be consistent with the dates on page F-18.

Response:

The Company’s auditor has revised its consent as requested by the Staff.

Division of Corporation Finance

United States Securities and Exchange Commission

August 7, 2023

Exhibits

7.	Please file as an exhibit the agreement that contains provisions about the required minimum amount of the offering. In this regard, we note your disclosure on page 36 and elsewhere about gross proceeds of $5 million from this offering and the disclosure on page F-38 about the Amended and Restated Amendment contained provisions that the required minimum amount of the offering was reduced from $15 million to $10 million.

Response:

The increase in the proposed offering has been disclosed in numerous places throughout the Prospectus.

General

8.	Please ensure that you update the disclosure throughout your filing to the extent appropriate. For example, we note the disclosure on page 60 of this amendment that "we anticipate to have a cash balance of approximately $3.2 million at the time of closing of this Offering" and that "we expect we will have sufficient working capital to support our operations for at least 12 months following the closing of this Offering." However, you disclosed on page 59 of the prior amendment that "we anticipate to have a cash balance of approximately $8.0 million at the time of closing of this Offering" and that "we expect we will have sufficient working capital to support our operations for at least 12 months following the closing of this Offering." As another example, we note the disclosure about an amount owed to a related party as of January 31, 2023 mentioned in the last paragraph on page 69 of this amendment.

Response:

As disclosed on page 1 of this response letter, the Company has updated the disclosure throughout the filing based on anticipated cash balances at the time of closing of this Offering which we expect to be sufficient working capital to support our operations for at least 12 months following the closing of the Offering. In addition, the amount owed to a related party is not required to be spent within a certain period of time and is based on current inventory levels related to Fat Shark. The Company does not anticipate paying this amount to the related party within 12 months following the closing of the Offering.

We trust the foregoing sufficiently responds to the Staff's comments.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning the legal aspects of this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com or the accounting aspects to the Company’s Chief Financial Officer, Mr. Brian Hoff, at 720-383-8983, Brian@unusualmachines.com.

Sincerely,

/s/ Brandon Torres Declet

Brandon Torres Declet

Chief Executive Officer

cc:	Michael D. Harris, Esq.

Edward H. Schauder, Esq.